FIELD STORE HOUSE

Fine-dining couple creating a regenerative farm & inn on the North Shore of Lake Superior.



fieldstorehouse.com   Duluth, MN

Highlights

1 Have acquired the 40-acre property for the project and have begun development pre-capital raise.

2 Pre-operational running of Market Garden stand that sells produce from the garden 2 days a week.

3 7 years of experience together running beta-versions of the concept with successful execution.

4 A sold-out Field Dinner series on the property for summer 2025 serving 144 guests.

5 Unsolicited coverage by local and social media about our

5 Unsolicited coverage by local and social media about our mission and work.

Featured Investor



Duncan Holmes
Syndicate Lead

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Invested $5,000



Allison Anderson Holmes and Duncan Holmes work side by side to create thoughtful, welcoming dining experiences in Denver, CO.

"The vision for Field Store House is not quaintly pastoral, but rather a definitive stance for a return to meaningful interactions with our resources. This project was not created with instagram in mind, but rather with appealing to one's humanity. It feels important to make that distinction now more than ever, as we get further adrift and separated from a life free of media influence. Field Store House is going head-on in the opposite direction of mainstream tendencies to show us a different way, one that preserves balance and restores humanity. and they're inviting us all along. We should probably go."

Team



Seth O'Donovan CEO

Positions in Michelin-starred and Relais & Chateau properties such as The French Laundry, Frasca Food & Wine, and Dunton Hot Springs. An all-around land & food crafter with skills in foraged food, fermentation, whole animal butchery, & animal husbandry.



Tony Weston Chief Culinary Officer

Managing Chef at Michelin-starred and James Beard Awarded restaurants including Sons & Daughters, Statebird Provisions, & Aziza. An accomplished land steward with skills in orchard management, farming, and market gardening.

Field Store House Pitch Deck



F.S.H. F.S.H. F.S.H. F.S.H. F.S.H. F.S.H.

Mission

INVESTMENT DECK   PAGE 01

Field Store House IS AN AGRICULTURALLY-FOCUSED HOSPITALITY PROJECT ON THE *North Shore* OF LAKE SUPERIOR IN THE CLOVER VALLEY FARMING REGION.

WE ARE RE-IMAGINING WHAT IT MEANS TO *Connect* WITH THE *Land through Food* AND HOSPITALITY; CREATING A PLACE WHERE SUSTAINABILITY, *Community*, AND SIMPLICITY COME TOGETHER IN A WAY THAT'S DEEPLY ROOTED IN PLACE AND IMPOSSIBLE TO REPLICATE.

F.S.

FIELD STORE HOUSE

Field.Store.House is an agriculturally-focused hospitality project on the North Shore of Lake Superior in the Clover Valley Farming Region.

We're re-imagining what it means to connect with the land through food and

hospitality, creating a place where sustainability, community, and simplicity

come together in a way that's deeply rooted in place.

We believe in the power of food and land to shape not only appetites but mindsets. We are a bridge between our past and our future. This project is a tribute to the resilience and abundance of regions often overlooked by mainstream hospitality.

We are offering a blueprint for sustainable, thoughtful farming and dining in even what are perceived as the most challenging climates. Our mission is to shift perceptions— of what it means to care for the land, to dine with intention, and to elevate rural hospitality to the global stage—starting here on the North Shore of Lake Superior.

At our core, we are committed to reshaping how the world understands and values regionally grown food and hospitality. By anchoring our approach in the land, history and culture of Lake Superior's North Shore, we create a hospitality experience so deeply rooted in place it can't be replicated. Our vision is to redefine leisure, not through excess, but by celebrating the rich narratives of local ecosystems, sustainable agriculture, and the communities that steward them.



BUSINESS MODEL
INVESTMENT DECK
PAGE 02
The FARM
A 40-acre property (purchased August 2024) that is an undeveloped historic homestead and dairy farm with a trout tributary and 5 acres of mixed-species conifer. The property-usage plan is being approached using a soil-health and ecosystem-restoration matrix which forefronts analysis of watershed, soil-health, pre-industrial land usage, and integrative species relationship.
Plans include a 1.5 acre market garden, grass-pasture, sheep for triple-use (wool, meat, milk) in a rotational grazing model, waterfowl (geese and ducks), perennial herb and spice gardens, orchard trees, and grape vines.
F.S.

The FARM

A 40-acre property (purchased August 2024) that is an undeveloped historic homestead and dairy farm with a trout tributary and 5 acres of mixed-species conifer. The property-usage plan is being approached using a soil-health and ecosystem-restoration matrix which forefronts analysis of watershed, soil-health, pre-industrial land usage, and integrative species relationship. Plans include a 1.5 acre market garden, grass-pasture, sheep for triple-use (wool, meat, milk) in a rotational grazing model, waterfowl (geese and ducks), perennial herb and spice gardens, orchard trees, and grape vines.



INVESTMENT DECK
PAGE 03


The INN
A 3-room inn for guests enjoying the offerings of the property as a destination. Hosting includes dining options and access to all of the activity and agricultural-experience amenities of the property. Concierge services will support guests equally in exploring the area or creating a retreat-like experience on the property. The ethos of the hosting rooms would be one of connection to the land, products and food crafted with care for the guest, and a welcome that centers around the hearth and table.
The CAFÉ
A community-culture forward café that serves a day-time offering to the public with a farm-stand, casual and tasting-menu options. The café will have a simple dinner offering for guests staying on the property. It will be built on the original homestead blue-stone foundation and will live into the tension of a place of community access and welcome with fine food and tasting menu experiences. Imagine a place where local farmers and firefighters can stop for their morning croissant and out-of-town guests can enjoy a 6-course tasting menu for lunch.
F.S.

The CAFÉ

A community-culture forward café that serves a day-time offering to the public with a farm-stand, casual and tasting-menu options. The café will have a simple dinner offering for guests staying on the property. It will be built on the original homestead blue-stone foundation and will live into the tension of a place of community access and welcome with fine food and tasting menu experiences. Imagine a place where local farmers and firefighters can stop for their morning croissant and out-of-town guests can enjoy a 6-course tasting menu for lunch.

The INN

A 3-room inn for guests enjoying the offerings of the property as a destination. Hosting includes dining options and access to all of the activity and agricultural-experience amenities of the property. Concierge services will support guests equally in exploring the area or creating a retreat-like experience on the property. The ethos of the hosting rooms would be one of connection to the land, products and food crafted with care for the guest, and a welcome that centers around the hearth and table.


PILLARS
INVESTMENT DECK
PAGE 04
HOSPITALITY
SIMPLICITY
SUSTAINABILITY
COMMUNITY

At our core, we believe in warmth and generosity. Our hospitality is not just about service–it's about creating an inviting, meaningful experience that leaves a lasting impact on everyone who walks through our doors. We talk about 'deep hospitality' on our team, meaning one that de-emphasizes a perfect, superficial show in exchange for offerings that foster true connection, vulnerable exploration, and creativity.
True artistry lies in the humble and honest. We embrace simplicity not as a limitation, but as a philosophy–where thoughtful restraint elevates everything we do.
Our land is our legacy. As stewards of this earth, we are committed to protecting and nurturing it for future generations, cultivating a relationship with nature that respects its rhythms and resources. We accept the challenges this philosophy brings to a modern hospitality model as an invitation to create new, imaginative ways of working.
We are more than a business; we are a cornerstone of our community, fostering deep connections and contributing to the shared growth and well-being of the people and places that surround us.
F.S.

Hospitality

At our core, we believe in warmth and generosity. Our hospitality is not just about service—it's about creating an inviting, meaningful experience that leaves a lasting impact on everyone who walks through our doors.

Simplicity

True artistry lies in the humble and honest. We embrace simplicity not as a limitation, but as a philosophy—where thoughtful restraint elevates everything we do.

Sustainability

Our land is our legacy. As stewards of this earth, we are committed to protecting and nurturing it for future generations, cultivating a relationship with nature that respects its rhythms and resources.

Community

We are more than a business; we are a cornerstone of our community, fostering deep connections and contributing to the shared growth and well-being of the people and places that surround us.



FOUNDATIONAL PRACTICES
INVESTMENT DECK
PAGE 05
ZERO-WASTE Hospitality
We acknowledge and take responsibility for the fact that the restaurant & hospitality industry sits in the top five of highest waste contributors to landfills in the world. We have been building relationships and educating ourselves with leaders of zero-waste hospitality development through groups such as MAD, led by three-star Michelin chefs and environmental strategy researchers. By building on current and constantly innovating models of zero-waste hospitality, guests would find themselves cared for in honest and inspiring ways. We seek to be the first zero-waste hospitality property in North America.
PRIORITIZING Land-USE
The production approach of sustainable hospitality based on principles of bio-dynamics, dry-land farming, and rotational growing and grazing, closed-loop soil management is an integral part of the work. We seek to have an open-door practice for our guests about our agricultural and land-use principles in order for them to find invitation into the conversation for themselves. The approach is to seat ourselves within the international conversation in the agriculture and hospitality industries as a group of people who are invested in the continued learning and model-forging of sustainable cooking and hosting.
Culture-Setting & PROTOTYPING
We know the reason more front-runners in the hospitality industry aren't adopting these practices, despite their desires & values, is because of a shortage of current models that would enable them to continue their work in a way that doesn't compromise their brand and the current definitions of 'luxury' that we have created in the industry. We desire to be the ones who dive into the model-crafting, beta-testing, and imperfect process of forging these models for others to adopt. Offers of tours, workshops, and self-guided 'treasure' hunts for guests that invite them into our view of the land, and hosting of national events and gatherings about these topics would be an essential cultural aspect of the work of the property.
F.S.

Zero-waste Hospitality

We acknowledge and take responsibility for the fact that the

restaurant & hospitality industry sits in the top five of highest waste contributors to landfills in the world. We have been building relationships and educating ourselves with leaders of zero-waste hospitality development through groups such as MAD, led by three-star Michelin chefs and environmental strategy researchers. By building on current and constantly innovating models of zero-waste hospitality, guests would find themselves cared for in honest and inspiring ways. We seek to be the first zero-waste hospitality property in North America.

Prioritizing Land-use

The production approach of sustainable hospitality based on principles of biodynamics, dry-land farming, and rotational growing and grazing, closed-loop soil management is an integral part of the work. We seek to have an open-door practice for our guests about our agricultural and land-use principles in order for them to find invitation into the conversation for themselves. The approach is to seat ourselves within the international conversation in the agriculture and hospitality industries as a group of people who are invested in the continued learning and model-forging of sustainable cooking and hosting.

Culture-setting & Prototyping

We know the reason more front-runners in the hospitality industry aren't adopting these practices, despite their desires & values, is because of a shortage of current models that would enable them to continue their work in a way that doesn't compromise their brand and the current definitions of 'luxury' that we have created in the industry. We desire to be the ones who dive into the model- crafting, beta-testing, and imperfect process of forging these models for others to adopt. Offers of tours, workshops, and self-guided 'treasure' hunts for guests that invite them into our view of the land, and hosting of national events and gatherings about these topics would be an essential cultural



Field Stone House sits at the intersections of fine-dining restaurants, garden-enhanced hospitality projects, and rural destination
hosting. Our team's experience and skill-sets have been developed
in the context of Michelin-level restaurants and Relais & Chateaux


properties and we consider these places and people to be our in-
dustry family. We also have chosen to build this project because
none of the places we've previously been privileged to work have
fully closed the loops of resource preservation, land-use, and
guests engagement that we are seeking and believe the hospitality
industry requires in order to evolve.
OUR COMPS INCLUDE PROPERTIES WHO ALL
CARRY VALUES AND ASPECTS OF OUR MODEL:
MANGHOLM mangholm.dk/en/
Hillerod, Denmark
OLD MILL espaceoldmill.com/en/
Quebec, Canada
TROISGROS troisgros.fr/en/
Ouches, France
MILKWEED INN milkweedinn.com/
Upper Peninsula Michigan, US
BLUE HILL bluehillfarm.com/
New York, US
SINGLE THREAD FARMS singlethreadfarms.com/
California, US
BABYLONSTOREN babylonstoren.com/
South Africa
F.S.

Field Store House sits at the intersections of fine-dining restaurants, garden-enhanced hospitality projects, and rural destination hosting. Our team's experience and skill-sets have been developed in the context of Michelin-level restaurants and Relais & Chateaux properties and we consider these places and people to be our industry family. We also have chosen to build this project because none of the places we've previously been privileged to work have fully closed the loops of resource preservation, land-use, and guests engagement that we are seeking and believe the hospitality industry requires in order to evolve.


UNIQUE VALUE
INVESTMENT DECK
PAGE 07
Our value proposition is to be a hospitality project that forges new models of executing our work in the world and prototyping the next generation of land-based hospitality. We consider our competition to be properties with various elements of our model inter-nationally, while crafting ourselves to be culturally relevant and connected to our local area. We consid-er our work to be material and research for national and international conversations in the agricultural, soil-health, land-use, fine-dining, and hospitality industries. We believe the most potent answers to our current land-use and social issues are to be found in the intersections of these industries. We are willing to do the untested and uncertain work of living into these new models while demonstrating financial profit and solvency.
F.S.

Our value proposition is to be a hospitality project that forges new models of executing our work in the world and prototyping the next generation of land-based hospitality. We consider our competition to be properties with various elements of our model inter-nationally, while crafting ourselves to be culturallyrelevant and connected to our local area. We consider our work to be material and research for national and international conversations in the agricultural, soil-health, land-use, fine-dining, and hospitality industries

soil-health, land-use, fine-dining, and hospitality industries. We believe the most potent answers to our current land-use and social issues are to be found in the intersections of these industries. We are willing to do the untested and uncertain work of living into these new models while demonstrating financial profit and solvency.

2024 April: property search on North Shore of Lake Superior

2024 May identity and business formation

2024 Sept finalize land purchase

2024 Winter plant first crops, utlities installation

2025 April - May Market Garden plant, open Farm Stand, month-long brunch pop-up

2025 June 1st season Market Garden, Summer Field Dinner Series

2025 Fall/Winter begin architectural design & master planning with AWH, open WeFunder micro-investor campaign, project fundraising, zoning

2026 June Market Garden Season 2, on-farm cuisine offerings

GOAL: secure SBA loan, begin farm, cafe, and inn build

2027 May GOAL: open cafe & inn for first full- concept season


TEAM
INVESTMENT DECK
PAGE 09
SETH O'DONOVAN
With a very inter-sectional vocational background of social work, agriculture, and the hospitality industry, Seth carries a unique perspective on hospitality and fine-dining. An alum of such properties as The French Laundry, Frasca, and Dunton Hot Springs, she carries a passion for fine experience and seeks to move that forward into a more agriculturally-focused model. Her roles in this project include operations, dining-room oversight, and agricultural planning.
TONY WESTON
Growing up in the Upper Peninsula of Michigan and then spending the first-half of his adulthood cooking in Michelin-starred kitchens in San Francisco has influenced Tony in his equal love of the provincial and the classical. His greatest source of inspiration as a chef is the connection with the plants and animals he sources from and the work of translating a deep reverence for the land to his guests. His roles in this project include Chef and agricultural director.
F.S.


CONCLUSION
INVESTMENT DECK
PAGE 10
THIS PROJECT IS A TRIBUTE TO THE Resilience AND Abundance OF REGIONS OFTEN OVERLOOKED BY MAINSTREAM HOSPITALITY.



WE ARE OFFERING A BLUEPRINT FOR SUSTAINABLE, THOUGHTFUL
FARMING AND DINING IN EVEN WHAT ARE PERCEIVED AS THE MOST
CHALLENGING CLIMATES. OUR MISSION IS TO SHIFT
PERCEPTIONS—OF WHAT IT MEANS TO *Care for the Land*, TO DINE
WITH INTENTION, AND TO *Elevate* RURAL HOSPITALITY TO THE
GLOBAL STAGE—STARTING HERE ON THE NORTH SHORE OF LAKE
SUPERIOR. AT OUR CORE, WE ARE COMMITTED TO RESHAPING HOW
THE WORLD UNDERSTANDS AND VALUES REGIONALLY GROWN FOOD
AND HOSPITALITY. BY ANCHORING OUR APPROACH IN THE LAND,
History, and Culture OF LAKE SUPERIOR'S NORTH SHORE, WE CRE-
ATE A HOSPITALITY EXPERIENCE SO DEEPLY ROOTED IN PLACE IT
CAN'T BE REPLICATED. OUR VISION IS TO *Redefine Leisure*, NOT
THROUGH EXCESS, BUT BY CELEBRATING THE RICH NARRATIVES OF
LOCAL ECOSYSTEMS, SUSTAINABLE AGRICULTURE, AND THE
COMMUNITIES THAT STEWARD THEM.

WE ARE INTERESTED IN BUILDING *Community* AND *Partnership* WITH
OTHERS WHO SHARE THESE VISION AND VALUES



FIELD·STORE

HOUSE

Let's CONNECT:

*S*ETH O'*D*ONOVAN
SETH@FIELDSTOREHOUSE.COM

Downloads

📄 FSH Concept 2026.pdf
📄 FSH Concept 2026.pdf